

May 31, 2024

Russell Burke
Chief Financial Officer
Life360, Inc.
1900 South Norfolk Street, Suite 310
San Mateo, CA

> **Re: Life360, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Form 8-K filed May 9, 2024**
> **File No. 000-56424**

Dear Russell Burke:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Natalie Karam